SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

   Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OPENS 12 NEW STANSTED ROUTES FROM APRIL 2014

BASEL, BORDEAUX, BRIVE, BUCHAREST, COMISO, DORTMUND, LISBON,

OSIJEK, PODGORICA, PRAGUE, RABAT & SKELLEFTEA

PLUS INCREASED FLIGHTS ON 17 EXISTING ROUTES

1,300,000 NEW PASSENGERS & OVER 1,000 NEW JOBS AT STANSTED

Ryanair, Europe's favourite low fares airline, today (21 Nov) announced it will open 12 new routes from London Stansted (in April 2014) as well as adding frequencies on 17 existing routes, which will deliver an additional 1,300,000 passengers p.a. and support 1,300* new on-site jobs at London Stansted Airport.

Ryanair's growth at Stansted from April 2014 will deliver:

• 12 new routes to Basel, Bordeaux, Brive, Bucharest, Comiso, Dortmund, Lisbon, Osijek, Podgorica, Prague, Rabat & Skelleftea
• 126 Stansted routes in total
• More flights & improved schedules on 17 existing routes (from 430 to 600 weekly flights)
• Over 1,300,000 new Ryanair passengers p.a. at Stansted (14.5m in total)
• Over 1,300* jobs sustained at Stansted Airport

Ryanair celebrated its 12 new routes and increased frequencies by releasing 100,000 seats on sale at prices from £14.99 for travel in Jan and Feb, which are available for booking until midnight Monday (25 Nov).

In London, Ryanair's Michael O'Leary said:

"Ryanair is pleased to deliver 12 new Europe routes to/from Stansted to Basel, Bordeaux, Brive, Bucharest, Comiso, Dortmund, Lisbon, Osijek, Podgorica, Prague, Rabat and Skelleftea, as well as increased frequencies on 17 existing routes, which will deliver over 1,300,000 additional passengers per annum and sustain over 1,300* "on-site" jobs at Stansted Airport. As Stansted's biggest airline, Ryanair looks forward to growing traffic, routes and jobs at Stansted."

MAG's Chief Executive, Charlie Cornish said:

"Today's announcement by Ryanair is fantastic news for Stansted, the region and the passengers who rely on the airport to provide a connection to and from all parts of Europe. The new destinations and increase in flights on key routes will offer passengers and businesses even more choice at great value and build on the strength of Ryanair's extensive network at Stansted, the airline's largest base in Europe. Ryanair is an important and valued customer for Stansted and M.A.G. We're delighted to support the airline's expansion plans for next summer with this announcement coming hot on the heels of our joint 10 year growth agreement.

M.A.G acquired Stansted to unlock its full potential and return the airport to rapid and sustained growth by offering great value to airlines and better services and facilities to passengers. Today's announcement, together with the excellent progress we are making with our £80m investment in the terminal, is further evidence we are succeeding in transforming Stansted under our ownership."

Ends.

*ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m passengers

                12 New Europe Routes                                          17 Routes With More Flights
Basel	14 weekly	Barcelona	28 to 56 weekly
Bordeaux	6 weekly	Berlin	18 to 42 weekly
Brive	4 weekly	Billund	28 to 32 weekly
Bucharest	14 weekly	Bremen	24 to 34 weekly
Comiso	4 weekly	Eindhoven	28 to 32 weekly
Dortmund	14 weekly	Knock	18 to 20 weekly
Lisbon	28 weekly	Madrid	28 to 56 weekly
Osijek	4 weekly	Marseille	14 to 18 weekly
Podgorica	4 weekly	Milan (Berg)	42 to 56 weekly
Prague	14 weekly	Oslo (Ryg)	42 to 46 weekly
Rabat	6 weekly	Pisa	44 to 58 weekly
Skelleftea	4 weekly	Porto	24 to 28 weekly
		Rhodes	4 to 6 weekly
		Rome	42 to 56 weekly
		Seville	12 to 14 weekly
		Shannon	28 to 32 weekly
		Thessaloniki	6 to 8 weekly

For further information
please contact:
Robin Kiely                                        Maria Macken
                                                Ryanair Ltd                                        Ryanair Ltd
                                                Tel: +353-1-8121212                       Tel: +353-1-508 1786
                                                press@ryanair.com                          mackenm@ryanair.com

Follow us on Twitter: @Ryanair

About Ryanair:
Ryanair is Europe's favourite low fares airline, operating more than 1,600 daily flights (over 500,000 per year) from 57 bases, across 1,600 low fare routes, connecting 182 destinations in 30 countries and operating a fleet of over 300 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 175 new Boeing aircraft, which will be delivered between 2014 and 2018. Ryanair currently has a team of more than 9,000 highly skilled professionals, will carry over 81 million passengers this year and has an outstanding 29-year safety record.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 21 November, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary